Exhibit 99.2

PILLSBURY WINTHROP SHAW PITTMAN LLP

31 West 52nd Street
New York, NY, 10019

June 10, 2024

Gorilla Technology Group Inc.
Meridien House
42 Upper Berkeley Street
Marble Arch
London, United Kingdom W1H 5QJ

Ladies and Gentlemen:

We are acting as counsel for Gorilla Technology Group Inc., an exempted company incorporated in the Cayman Islands with limited liability (the “Company”), in connection with the offer and sale of (i) 2,142,858 ordinary shares (the “Shares”), par value $0.001 per share, of the Company (the “Ordinary Shares”), all of which are authorized but heretofore unissued shares and (ii) Series C ordinary share warrants (the “Warrants”) to purchase up to 2,142,858 Ordinary Shares, all of which are authorized but heretofore unissued shares (the “Warrant Shares”), in each case pursuant to the Registration Statement on Form F-3 (Registration No. 333-274053) (the “Registration Statement”), filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933 (the “Act”), and the related prospectus dated August 29, 2023, as supplemented by the prospectus supplement dated June 6, 2024 relating to the offer and sale of the Shares and the Warrants and the issuance of the Warrant Shares (as so supplemented, the “Prospectus”).

We have reviewed the Registration Statement, the Prospectus and such other documents, records, certificates and other materials, and have reviewed and are familiar with such corporate proceedings and satisfied ourselves as to such other matters, as we have considered relevant or necessary as a basis for our opinions set forth in this letter. In such review, we have assumed the accuracy and completeness of all agreements, documents, records, certificates and other materials submitted to us, the conformity with the originals of all such materials submitted to us as copies (whether or not certified and including facsimiles), the authenticity of the originals of such materials and all materials submitted to us as originals, the genuineness of all signatures and the legal capacity of all natural persons.

On the basis of the assumptions and subject to the qualifications and limitations set forth herein, we are of the opinion that, the Warrants, when duly executed and delivered by the Company and issued and sold by the Company in the manner described in the Registration Statement and the Prospectus and in accordance with the resolutions adopted by the Board of Directors of the Company, will constitute valid and legally binding obligations of the Company.

Our opinion set forth above is subject to and limited by the effect of (a) applicable bankruptcy, insolvency, fraudulent conveyance and transfer, receivership, conservatorship, arrangement, moratorium and other similar laws affecting or relating to the rights of creditors generally, (b) general equitable principles (whether considered in a proceeding in equity or at law) and (c) requirements of reasonableness, good faith, materiality and fair dealing and the discretion of the court before which any matter may be brought.

Gorilla Technology Group Inc.

June 10, 2024

We have assumed that neither the issuance and delivery of, nor the performance of the Company’s obligations under, the Warrants will (a) require any authorization, consent, approval or license of, or exemption from, or registration or filing with, or report or notice to, any governmental unit, agency, commission, department or other authority (a “Governmental Approval”) or (b) violate or conflict with, result in a breach of, or constitute a default under, (i) any agreement or instrument to which the Company or any of its affiliates is a party or by which the Company or any of its affiliates or any of its properties may be bound, (ii) any Governmental Approval that may be applicable to the Company or any of its affiliates or any of its properties, (iii) any order, decision, judgment or decree that may be applicable to the Company or any of its affiliates or any of its properties or (iv) any applicable law (other than the law of the State of New York as in effect on the date hereof).

Our opinion set forth in this letter is limited to the law of the State of New York as in effect on the date hereof.

We hereby consent to the filing of this letter as Exhibit 5.2 to the Company’s Report of Foreign Private Issuer on Form 6-K filed by the Company with the Commission on the date hereof and the incorporation thereof in the Registration Statement and to the use of our name under the caption “Legal Matters” in the Prospectus. In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission thereunder.

Very truly yours,

/S/ PILLSBURY WINTHROP SHAW PITTMAN LLP

PILLSBURY WINTHROP SHAW PITTMAN LLP